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                             December 7, 2020

       Amy Trombly
       Chief Executive Officer
       Sonoma Pharmaceuticals, Inc.
       645 Molly Lane, Suite 150
       Woodstock, GA 30189

                                                        Re: Sonoma
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 24,
2020
                                                            File No. 333-250925

       Dear Ms. Trombly:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed November 24, 2020

       SELLING SECURITY HOLDERS, page 5

   1. Rule 430B(b) permits omission of the number of shares registered for resale and the list of selling shareholders
"for primary offerings pursuant to General Instruction I.B.1." Please revise throughout the
prospectus to include the number of shares registered for resale and include the list of
selling stockholders. Please refer to Rule 430B(b)(2) and Instruction
                                                        II.G of Form S-3.
       LEGAL MATTERS, page 17

   2. Please include Item 509 of Regulation S-K disclosure with respect to your Chief
                                                        Executive Officer.
 Amy Trombly
Sonoma Pharmaceuticals, Inc.
December 7, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257
with any questions.



FirstName LastNameAmy Trombly                              Sincerely,
Comapany NameSonoma Pharmaceuticals, Inc.
                                                           Division of
Corporation Finance
December 7, 2020 Page 2                                    Office of Life
Sciences
FirstName LastName